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                                                                   EXHIBIT 15(B)
                          PACIFIC HORIZON FUNDS, INC.

                           SHAREHOLDER SERVICES PLAN

SECTION 1.

  Upon the recommendation of Concord Holding Corporation ("Concord"), the administrator of Pacific Horizon Funds, Inc. (the "Company"), any officer of the Company is authorized to execute and deliver, in the name and on behalf of the Company, written agreements based on the form attached hereto as Appendix A or any other form duly approved by the Board of Directors ("Agreements") with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship ("Shareholder Organizations") with the beneficial owners of Horizon Service Shares of the Company's Prime Fund, Treasury Fund, Treasury Only Fund, Government Fund, Horizon Tax-Exempt Money Fund, California Tax-Exempt Money Market Fund or Prime Value Fund (the "Funds"). Pursuant to such Agreements, Shareholder Organizations shall provide support services as set forth therein to their clients who beneficially own Horizon Service Shares of the Funds in consideration of a fee, computed monthly in the manner set forth in the Agreements, at an annual rate of up to .25% of the average daily net asset value of the Horizon Service Shares beneficially owned by such clients. Concord, Bank of America National Trust and Savings Association and their affiliates are eligible to become Shareholder Organizations and to receive fees under this Plan. All expenses incurred by a Fund in connection with the Agreements and the implementation of this Plan shall be borne entirely by the holders of Horizon Service Shares of the particular Fund involved.

SECTION 2.

  Concord shall monitor the arrangements pertaining to the Company's Agreements with Shareholder Organizations. Concord shall not, however, be obliged by this Plan to recommend, and the Company shall not be obliged to execute, any Agreement with any qualifying Shareholder Organization.

SECTION 3.

  So long as this Plan is in effect, Concord shall provide to the Company's Board of Directors, and the Directors shall review at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.





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SECTION 4.

  Unless sooner terminated, this Plan shall continue until July 21, 1990 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Directors, including a majority of the Directors who are not "interested persons," as defined in the Investment Company Act of 1940, of the Company and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Directors").

SECTION 5.

  This Plan may be amended at any time with respect to any Fund by the Board of Directors, provided that any material amendment of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

SECTION 6.

   THIS Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Directors.

SECTION 7.

  While this Plan is in effect, the selection and nomination of those Directors who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Company shall be committed to the discretion of such non-interested Directors.

SECTION 8.

  This plan shall be effective as of July 21, 1989.